UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Update on Transactions with Castrol

As previously disclosed, on June 24, 2024, Gogoro Inc. (“Gogoro”) entered into a subscription agreement (the “Subscription Agreement”) with Castrol Holdings International Limited, a private limited company incorporated in England and Wales (“Castrol Holdings,” and together with “Gogoro,” the “Parties”), pursuant to which Gogoro issued and sold to Castrol Holdings 16,887,328 shares (the “Subscribed Shares”) of Gogoro, par value US$0.0001 per share (the “Ordinary Shares”), for an aggregate purchase price of US$25,000,000, reflecting a per share purchase price of approximately US$1.4804 (the “Per Share Purchase Price”). The Subscription Agreement also contemplated that, upon the consummation (the “Strategic Partnership Closing”) of the transactions contemplated by the definitive agreements mutually agreed between the parties in respect of a contemplated electric two-wheeler joint venture between Gogoro and Castrol Holdings (the “Strategic Partnership”), Gogoro and Castrol Holdings will enter into a convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which Gogoro will issue and sell to Castrol Holdings, and Castrol Holdings will purchase from Gogoro, a convertible note in the principal amount of US$25,000,000 (the “Convertible Note”). Concurrently with the execution of the Subscription Agreement, Gogoro also entered into a letter agreement (the “Original Letter Agreement”) and a registration rights agreement (the “Original Registration Rights Agreement”), in each case with Castrol Holdings.

On February 17, 2025, Gogoro and Castro Holdings agreed to set up a joint venture company (the “JV” or the “Strategic Partnership”) in Vietnam by entering into a joint venture agreement (the “JV Agreement”) between both parties’ subsidiaries. The JV will operate a business of distribution of certain models of electric two-wheelers and provision of battery swapping services based on Gogoro’s battery swapping technology in Vietnam. Pursuant to the JV Agreement, each of Gogoro and Castrol Holdings is required, subject to the conditions set forth in the JV Agreement, to contribute (i) Vietnamese dongs equivalent to US$1 million to the Strategic Partnership within 90 days from the incorporation date of the Strategic Partnership and no later than June 30, 2025, and (ii) a closing funding amount of Vietnamese dongs as agreed by the Parties based on the actual capital demands of the Strategic Partnership but no more than an amount equivalent to US$4 million on the closing date. Upon request of the JV and subject to the conditions set forth in the JV Agreement, Gogoro and Castrol Holdings will discuss and agree on, once in each of the first, second and third years following the closing date, additional capital to be contributed to the JV in an aggregate amount for both Parties of up to US$30 million.

Concurrent with signing of the JV Agreement, Gogoro entered into an amended and restated letter agreement (the “A&R Letter Agreement”) and an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) to amend and restate the Original Letter Agreement and the Original Registration Rights Agreement, respectively.

Among others, the A&R Letter Agreement revised the put option rights provided in the Original Letter Agreement to the following:

•

Put option: subject to the terms and conditions set forth in the A&R Letter Agreement, if the Strategic Partnership Closing has not occurred on or prior to December 31, 2025, then at any time during, and for three business days immediately after, the 12-month period immediately following December 31, 2025 (the “Put Option Period”), Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. If Castrol Holdings decides to exercise such right, Gogoro may designate any other person (a “Designated Person”) to pay all or a portion of the purchase price on behalf of Gogoro in exchange for delivery of the relevant portion of the Subscribed Shares by Castrol Holdings to the Designated Person so long as the Designated Person is not a competitor or controlled by a competitor of Castrol Holdings and is not a person with whom trade or financial dealings and transactions by Castrol Holdings or its affiliates are prohibited or restricted. This put option will expire on the earlier to occur of the Strategic Partnership Closing and the third business day following the expiration of the Put Option Period, and may not be exercised more than once.

•

Additional put option rights: regardless of whether the Strategic Partnership Closing has occurred, from the date of the A&R Letter Agreement until December 31, 2026, upon (i) a change of control transaction of Gogoro, (ii) a material breach by Gogoro of any of its representations, obligations, covenants or agreements under the Subscription Agreement, the A&R Registration Rights Agreement or any agreements between the Parties (or their respective affiliates) entered into in connection with the Strategic Partnership, which has not been, or is unable to be, cured within 30 days following the written notice by Castrol Holdings to Gogoro of such material breach, or (iii) the occurrence of a Delisting Event (as defined below), Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. Similar to the put option described in the paragraph above, if Castrol Holdings decides to exercise such additional put rights, Gogoro may designate a Designated Person to fulfill its obligation. A “Delisting Event” is deemed to have occurred if (i) Gogoro fails to remain listed on a Recognized Stock Exchange (which term is defined to include the Nasdaq Global Select Market and the New York Stock Exchange, also include the Nasdaq Capital Market, the Nasdaq Global Market or the NYSE American); (ii) any event, circumstance or proceeding occurs which may reasonably lead to Gogoro being delisted from a Recognized Stock Exchange; or (iii) if, at any time during the fiscal quarter commencing on October 1, 2026 and ending on December 31, 2026, there is a single trading day when the market capitalization of Gogoro is less than US$100,000,000. These additional put option rights may not be exercised more than once and will expire on the earlier to occur of (A) March 31, 2027 and (B) the Trading Price Trigger, which is deemed to have occurred if the volume weighted average price of the Ordinary Shares exceeds the Per Share Purchase Price on each trading day of a consecutive six month period at any time from the date of the A&R Letter Agreement until December 31, 2026.

Pursuant to the A&R Letter Agreement, the Parties have also waived the obligations under the Subscription Agreement to issue the Convertible Note and enter into the Note Purchase Agreement. Accordingly, the A&R Registration Rights Agreement has also been amended to remove Castrol Holdings’ registration rights with respect to the Ordinary Shares issuable upon exercise of the Convertible Note.

This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: February 18, 2025	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer